Exhibit 99.3

TMX, NYSE – HBM

2013 No. 5

Hudbay Releases Fourth Quarter 2012 Results

Summary

•                  Production of all metals in concentrate and overall unit operating costs met full year 2012 guidance.

•                  Fourth quarter operating cash flow before stream deposit and change in non-cash working capital decreased to $6.0 million, mainly due to lower realized metals prices, the impact of the precious metal stream transaction on cash proceeds received for gold and silver sold in the quarter and unusually high sales volumes in the comparable 2011 period.

•                  Profit and earnings per share in the fourth quarter of 2012 of $7.4 million and $0.04, respectively.

•                  Development of three new mines proceeding well with first full quarter of ore production from the ventilation shaft at Lalor, full scale civil works underway at Constancia and ramp development advancing well at Reed.

•                  Lalor project estimated capital expenditures increased by $90 million to $794 million as scope changes, including a 20% increase in grinding capacity to 5,400 tonnes per day, as well as improved estimation from completion of basic engineering are incorporated.

•                  Drilling at Constancia’s higher grade Pampacancha satellite deposit continued to expand the known deposit, raising the possibility of further grade enhancements early in the mine life.

•                  Semi-annual dividend of $0.10 per share declared.

Toronto, Ontario, February 20, 2013 — HudBay Minerals Inc. (“Hudbay” or the “company”) (TSX, NYSE:HBM) today released its fourth quarter 2012 financial results. In the fourth quarter of 2012, Hudbay recorded a profit and earnings per share of $7.4 million and $0.04, respectively, compared to a profit and earnings per share of $34.3 million and $0.21, respectively, in the fourth quarter of 2011.

The fourth quarter of 2012 profit was affected by, among other things, the following items:

TMX, NYSE – HBM 2013 No. 5

	Pre-tax gain (loss) ($ millions)	After-tax gain (loss) ($ millions)	Per Share ($/share)
Impairments and mark-to-market adjustment related to junior mining investments	(4.1)	(4.1)	(0.02)
Gain on mark-to-market of embedded derivative related to long term debt	1.9	1.9	0.01
Impact on deferred tax expense of translation of Peruvian tax basis	—	2.7	0.02
Impact on deferred taxes of change in discount rates on decommissioning and restoration liabilities	—	1.1	0.01
Foreign exchange gain	9.1	8.5	0.05
Loss as a result of provisional pricing adjustments	(3.5)	(2.2)	(0.01)
Loss on forward zinc purchase contracts related to fixed price customer sales	(0.6)	(0.4)	—

“For the sixth consecutive year, Hudbay met its production guidance, which is a testament to our operating team and our reliable northern Manitoba assets,” said David Garofalo, Hudbay’s president and chief executive officer. “Our focus in 2013 is to continue to advance our robust portfolio of development assets, which we expect to provide significant copper, gold and zinc production growth over the next two years as they are brought into production.”

Hudbay’s board of directors has declared a semi-annual dividend in the amount of $0.10 per common share, payable on March 28, 2013 to shareholders of record on March 18, 2013.

Financial and Operating Results

Total revenue for the fourth quarter of 2012 was $181.0 million; $73.3 million lower than the same period in 2011. This decrease was primarily due to lower sales volumes compared to the fourth quarter of 2011, when the company drew down on unusually high copper concentrate inventory. Lower gold prices in the fourth quarter of 2012 reflect in part, the effect of the precious metals stream agreement. For the full year 2012, revenue was $702.6 million, $188.2 million lower than in 2011, mainly as a result of lower sales volumes, primarily due to the reason described above, and lower metals prices.

Fourth quarter 2012 ore production at Hudbay’s Manitoba business was 20% lower than the prior year’s fourth quarter due to the planned permanent closures of the Trout Lake and Chisel North mines in June 2012 and September 2012, respectively, offset partly by the start of production at Lalor. Overall mine operating costs per tonne were 13% lower than the prior year’s quarter with the closure of the higher-cost Trout Lake and Chisel North mines.  In addition, the operating cost per tonne of ore processed at the Flin Flon and Snow Lake concentrators increased in the fourth quarter of 2012 as a result of reduced feed to the Flin Flon concentrator and costs associated with the new Snow Lake copper circuit and preparations for the ramp up of Lalor mine production. Production of all metals in concentrate and overall unit operating costs met full year guidance.

Cash Flows

Operating cash flow before stream deposit and change in non-cash working capital was $6.0 million for the fourth quarter of 2012, a $76.2 million decrease compared with the same period in 2011 mainly as a result of lower sales volumes and reduced gold and silver receipts as a result of the stream transaction.

For the full year 2012, operating cash flows before stream deposit and change in non-cash working capital were $143.0 million, reflecting a decrease of $109.2 million compared to 2011, mainly as a result of the lower sales volumes and reduced gold and silver receipts as a result of the stream transaction.

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Cash and cash equivalents decreased by $161.9 million during the quarter to $1,337.1 million as at December 31, 2012, mainly as a result of capital expenditures of $180.7 million, primarily on Hudbay’s growth initiatives.

Lalor

The company has invested approximately $326 million of the revised $794 million capital construction budget for its wholly owned Lalor project near Snow Lake, Manitoba, to January 31, 2013 and has entered into an additional $93 million in commitments for the project.

The mine portion of the project remains on time and on budget. Basic engineering of the new Lalor concentrator is complete.

Capital expenditures are expected to be approximately $90 million higher than the original budget of $263 million for the concentrator portion of the now $794 million project. Scope changes and improved estimation from completion of basic engineering account for the increase. The scope changes include an increase in the grinding capacity by 20% to 5,400 tonnes per day to better match the potential production shaft capacity. The mine plan, as previously disclosed, contemplates an ore production rate of 4,500 tonnes per day at full production, however, the main production shaft is designed for 6,000 tonnes per day. The new concentrator design also incorporates a longer construction schedule with concentrator startup in late 2015. However, first ore production from the main production shaft is still projected to be on schedule in late 2014, at which time it will be processed at the Snow Lake and Flin Flon mills and a portion stockpiled for the new concentrator upon its commissioning.

During the fourth quarter of 2012, Hudbay hoisted 58,000 tonnes of ore from the ventilation shaft at Lalor. Between August and December 2012, Hudbay hoisted 72,300 tonnes of ore and 79,830 tonnes of waste using the ventilation shaft. Underground project development has continued to advance and Hudbay’s primary focus is to reach the 910 metre shaft station and continue to ramp to the 955 metre level. The main production shaft is now sunk to approximately 525 metres and is 53% complete. Hudbay expects shaft sinking to be completed in late 2013. Upon completion of sinking, the installation of the steel sets and guides as well as the headframe changeover will begin.

Hudbay is in the process of completing the final engineering work for the load-out facilities located at the 955 metre level, as well as completing the main pumping installations. The company is preparing for construction of the main intake fan systems and the main substation during 2013.

Hudbay expects to submit the Environmental Act Licence application for the new concentrator to the provincial government in the first half of 2013.  The new design will incorporate a larger grinding circuit being fed from the surface stockpile. Hudbay will hoist uncrushed ore up the Lalor shaft to be crushed on surface and then conveyed to the surface stockpile. The stockpile will feed a SAG mill and ball mill combination that has design capacity of 5,400 tonnes per day.

Reed Copper Project Development Progressing on Schedule

During the fourth quarter, Hudbay’s focus for its 70% owned Reed copper project near Flin Flon, Manitoba was underground ramp development and completion of surface infrastructure.

Of the company’s $72 million capital construction budget, the company has invested approximately $26 million on the project to January 31, 2013 and has entered into an additional $20.5 million in commitments for the project. Capital expenditures at Reed are expected to total approximately $44 million in 2013.

After completing the first portal development round in October 2012, the underground ramp had advanced approximately 174 metres as of January 31, 2013. In December 2012, Hudbay submitted to the provincial

TMX, NYSE – HBM 2013 No. 5

government the Environmental Act Licence application for Reed which, upon receipt, will allow for the commencement of full production.

Hudbay expects initial production at the Reed copper project by the fourth quarter of 2013 and full production of approximately 1,300 tonnes of ore per day by the first quarter of 2014.

Construction Progress at Constancia

On August 8, 2012, Hudbay’s Board of Directors approved a US$1.5 billion investment in the company’s 100% owned Constancia copper project in Peru. The Constancia development schedule contemplates nine quarters of construction, with initial production in late 2014 and full production commencing in the second quarter of 2015.

Hudbay has invested approximately US$351 million of its US$1.5 billion capital construction budget on the project to January 31, 2013 and has entered into an additional US$631 million in commitments for the project. The company expects to incur capital expenditures of approximately $961 million on Constancia for 2013. The project site has sustained a higher than normal amount of rainfall, which has slowed project progress to date. Hudbay believes that the impact on project schedule is recoverable and the targets for initial production and full production remain unchanged. The project’s forecasted final costs remain on budget.

Site activity to date includes the completion of 3,500 beds in the construction camp. The tailings management facility, haul roads and water diversion infrastructure are under construction. Hudbay expects to complete the access roads for heavy haulage in the second quarter of 2013, and the waste rock facilities in the third quarter of 2013.

The Pampacancha feasibility study is underway and Hudbay will incorporate further characterization of geotechnical and hydrogeological information in the study.

Structural steel delivery is scheduled to commence in May 2013 and the major steel erection for the plant site is expected to commence in June 2013. Hudbay has secured major long lead items including flotation cells, pumps, regrind mills, SAG mills and crushers and expects to begin receiving these items in March 2013. The primary crusher mechanical installation is anticipated in the fourth quarter of 2013. The company has also secured the mine fleet with 18 haul trucks scheduled for delivery from March 2013 through August 2014. Tire procurement is underway with a number of tires purchased and contracts arranged to meet fleet requirements. Hudbay expects the arrival of the three hydraulic shovels in June, July and December 2013, respectively and to begin pre-stripping activities late in 2013.

In addition, Hudbay has executed a contract for the construction of the 70 kilometre power transmission line from the Tintaya substation. The company is finalizing negotiations on the power purchase agreements with long term pricing expected to be consistent with its original expectations. The principal port operator has provided further assurances that the concentrate shipments will be accommodated and Hudbay is considering the short term and long term solutions to best serve the project’s needs.

In accordance with the agreements Hudbay has entered into with local communities, relocation of affected families is underway and the construction of new housing is in progress. Hudbay has delivered new homes to 13 families, and the remaining 23 families are scheduled to be relocated in 2013.

Permitting and regulatory efforts remain on schedule with the approval and receipt of the mining permit in December 2012. This approval followed in the normal course the beneficiation concession that was awarded in June 2012.

TMX, NYSE – HBM 2013 No. 5

The next major permit is the operating permit which Hudbay expects to receive in the normal course upon commissioning of the mine which is scheduled for early 2015. The company has also received approval for the early refund of value-added tax on purchases with retroactive effect to December 2012.

Constancia Exploration Update

In Peru, exploration is ongoing at the Constancia project with three diamond drills. One drill is focused on Pampacancha infill drilling, while the two others are concentrated on Pampacancha West.

Hudbay’s objective for the first quarter of 2013 is to drill Pampacancha West, which includes a group of geophysical anomalies located approximately 500 metres west of the main Pampacancha deposit. New drilling has yielded positive results including drill hole PO-12-142, which intersected 14.8 metres at 0.85% copper equivalent grade (at a depth from 11.2 metres to 26 metres) and almost 28 metres at 0.51% copper equivalent grade (at a depth from 91.4 metres to 119.75 metres). These intersections indicate that magnetite skarn mineralization exists in this western area and exploration of this area will continue to be a priority to understand if a meaningful resource can be delineated.

In addition, Hudbay anticipates recent drilling will have a positive impact on the grade and tonnage at the main Pampacancha deposit for consideration in the new Pampacancha feasibility study. This resource will provide the company with an opportunity to continue to optimize the mine plan with potential to extend higher grades in the mine plan beyond the first five years of production. Among recent drilling results, infill drill hole PO-12-134 in the southern portion of the resource extended mineralization at depth of 108.10 metres at a 2.62% copper equivalent grade (at a depth from 88 metres to 196.1 metres). Drill hole PO-12-129 intersected almost 65 metres at a 1.17% copper equivalent grade (at a depth from 23 metres to 88 metres) at the western margin of the Pampacancha resource, which remains open to the west. A total of 16,593 metres were drilled during 2012 and Hudbay plans on drilling 3,000 metres in the first quarter of 2013 targeting extensions to the northwest and west of the Pampacancha resource and the Pampacancha West mineralization.

Chilloroya South drilling in 2012 yielded interesting results with the presence of some gold mineralization. Geological modeling for future exploration considerations is ongoing. The geophysical anomaly immediately west of the Constancia pit was not fully tested. Two drill holes failed to pierce a significant fault structure to properly test the geophysical anomaly. Near the fault some porphyry mineralization was encountered and further review is required. The opportunity remains to pierce through the faulted structure utilising a larger and more powerful drill.

Highlights from the drill program are as follows:

TMX, NYSE – HBM 2013 No. 5

Area	Hole	Length (m)	From (m)	To (m)	Cu (%)	Mo (%)	Ag (g/t)	Au (g/t)	Cu Eq1(%)
Pampacancha main body	PO-12-117	58.00	—	58.00	0.55	0.05	12.14	0.26	1.15
		16.50	181.25	197.75	0.96	0.01	17.10	0.27	1.41
	PO-12-119	10.00	215.80	225.80	0.40	<.01	7.54	0.38	0.76
		20.00	266.40	286.40	0.74	<.01	8.35	0.41	1.13
	PO-12-121	No significant mineralization
	PO-12-122	16.00	2.00	18.00	0.25	<.01	1.76	0.15	0.38
		39.00	34.00	73.00	0.36	0.01	6.33	0.35	0.74
		15.50	81.50	97.00	0.32	0.05	1.01	0.13	0.66
		34.55	146.15	180.70	0.74	<.01	12.66	0.24	1.07
		52.00	189.00	241.00	0.49	<.01	6.51	0.16	0.70
		8.25	250.75	259.00	0.52	0.06	7.00	0.34	1.13
	PO-12-123	28.05	12.75	40.80	0.66	0.05	4.88	0.21	1.10
		9.35	95.60	104.95	1.03	0.01	11.59	0.26	1.41
		13.20	257.00	270.20	0.71	<.01	8.14	0.27	1.03
		7.30	278.50	285.80	0.32	<.01	2.42	0.08	0.43
	PO-12-124	No significant mineralization
	PO-12-125	No significant mineralization
	PO-12-126	No significant mineralization
	PO-12-127	No significant mineralization
	PO-12-128	Results pending
	PO-12-129	65.00	23.00	88.00	0.80	0.01	2.46	0.38	1.17
	PO-12-130	15.95	90.25	106.20	1.19	<.01	4.41	0.73	1.77
	PO-12-131	No significant mineralization
	PO-12-132	9.35	106.70	116.05	0.26	<.01	1.70	0.18	0.41
		35.00	126.50	161.50	1.73	0.05	7.26	0.76	2.60
	PO-12-133	Results pending
	PO-12-134	108.10	88.00	196.10	1.76	0.08	7.73	0.50	2.62
	PO-12-135	27.90	49.70	77.60	0.31	<.01	1.54	0.21	0.51
		39.00	85.00	124.00	0.36	<.01	1.62	0.14	0.50
		19.00	131.00	150.00	1.23	<.01	20.27	0.27	1.67
		28.75	201.25	230.00	1.30	<.01	12.75	0.35	1.72
	PO-12-136	Results pending
	PO-12-137	21.40	59.60	81.00	0.35	0.05	1.70	0.08	0.67
	PO-12-138	Results pending
	PO-12-139	22.15	78.00	100.15	0.27	0.05	11.52	1.76	1.82
		18.85	169.25	188.10	1.08	<.01	17.36	0.31	1.53
		17.75	284.15	301.90	1.32	<.01	14.90	1.34	2.41
	PO-12-140	16.00	31.00	47.00	0.22	0.02	1.52	0.09	0.40
		9.00	131.00	140.00	0.33	<.01	6.06	0.13	0.51
		17.50	248.50	266.00	0.59	<.01	8.32	0.71	1.21
Pampacancha west (Magnetic Halo)	PO-12-141	No significant mineralization
	PO-12-142	14.80	11.20	26.00	0.29	<.01	17.43	0.47	0.85
		28.35	91.40	119.75	0.31	<.01	8.14	0.14	0.51
Chilloroya South (Cut-off grade 0.2 g/t Au)	SO-12-027	12.00	30.00	42.00	0.00	—	0.62	0.28	0.20
		18.00	80.00	98.00	0.09	—	4.46	0.38	0.40
	SO-12-030	9.60	60.40	70.00	0.09	—	4.79	0.28	0.34
	SO-12-031	11.00	97.00	108.00	0.08	—	3.86	0.52	0.47

1 Calculated using commodity prices of US$1,250/oz Au, US$25.00/oz Ag, US$2.75/lb Cu and US$14.00/lb Mo. Copper cut-off reported as 0.2%. Composited intersections are reported as core length and do not represent true width.

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Hole	East	North	Elevation	Azimuth	Dip	Total Depth
PO-12-117	204680	8397598	4317.5	90	-85	368.85
PO-12-119	204649	8397335	4305	85	-75	310.3
PO-12-121	204589	8397389	4302.2	85	-80	297.9
PO-12-122	204602	8397548	4306.2	270	-80	293.25
PO-12-123	204599	8397650	4294.8	0	-80	319.2
PO-12-124	204624	8397296	4295.5	80	-80	252.6
PO-12-125	204644	8397247	4283	85	-85	255.05
PO-12-126	204627	8397197	4271	100	-85	219.05
PO-12-127	204557	8397149	4246.8	90	-85	230.7
PO-12-128	204671	8397014	4197.6	270	-85	119.85
PO-12-129	204576	8397011	4198.2	270	-85	110.85
PO-12-130	204576	8397095	4232.5	270	-85	152.8
PO-12-131	204531	8397008	4197	270	-85	139.5
PO-12-132	204628	8397103	4242	90	-85	203.5
PO-12-134	204681	8397103	4240	120	-85	229.7
PO-12-135	204781	8397301	4253	270	-80	275
PO-12-136	204861	8397199	4203.7	130	-80	245.75
PO-12-137	204576	8397593	4290.5	310	-75	169.8
PO-12-138	204446	8397680	4258	135	-65	287.9
PO-12-139	204577	8397496	4303.8	20	-65	382.9
PO-12-140	204577	8397599	4290.2	110	-80	321.8
PO-12-141	203549	8397500	4257	295	-70	249.9
PO-12-142	203648	8397828	4302	270	-75	223.9
SO-12-027	202603	8396005	4109.5	0	-75	187.6
SO-12-030	202886	8396381	4116.2	210	-80	528.4
SO-12-031	202987	8396244	4136	250	-80	309.5

Note: Collar coordinates, National Grid UTM coordinates based on the Provisional South America 1956 (PSAD56) datum 19S

TMX, NYSE – HBM 2013 No. 5

Key Financial Results

	Three Months Ended December 31		Year Ended December 31
($000s except per share and cash cost amounts)	2012	2011	2012	2011
Revenue	180,994	254,314	702,550	890,817
Profit before tax	23,335	69,813	52,149	209,025
Profit (loss) from continuing operations	7,438	34,286	(21,170)	75,196
Basic and diluted earnings (loss) per share[1]	0.04	0.21	(0.11)	(0.92)
Profit (loss) for the period	7,438	34,286	(21,170)	(163,588)
Operating cash flow[2]	6,002	82,208	142,957	252,154
Operating cash flow per share[3]	0.03	0.48	0.83	1.50
Cash cost per pound of copper sold[3]	2.05	0.54	1.07	0.45
Cash and cash equivalents	1,337,088	899,077	1,337,088	899,077
Total assets	3,487,824	2,455,004	3,487,824	2,455,004

1Attributable to owners of the company

2Before stream deposit and change in non-cash working capital.

3Refer to “Non-IFRS Financial Performance Measures” below.

Non-IFRS Financial Performance Measures

Operating cash flow per share and cash costs per pound of copper sold are included in this news release because the company believes that, in the case of operating cash flow per share, it helps investors to evaluate changes in cash flow while taking into account changes in shares outstanding, and in the case of by-product cash costs, they help investors assess the company’s overall costs of metal production and compare those costs to those of other base metal producers. These measures do not have a meaning prescribed by IFRS and are therefore unlikely to be comparable to similar measures presented by other issuers.

These measures should not be considered in isolation or as a substitute for measures prepared in accordance with IFRS and are not necessarily indicative of operating profit or cash flow from operations as determined under IFRS. Other companies may calculate these measures differently.

Operating cash flow per share

The following table presents Hudbay’s calculation of operating cash flow per share for the three months and year ended December 31, 2012 and December 31, 2011.

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	Three Months Ended		Year Ended
	Dec. 31	Dec. 31	Dec. 31	Dec. 31
($000s except share and per share amounts)	2012	2011	2012	2011
Operating cash flow before stream deposit and change in non-cash working capital	6,002	82,208	142,957	252,154
Weighted average shares outstanding	171,975,800	171,905,912	171,960,783	167,863,427
Operating cash flow per share	0.03	0.48	0.83	1.50

Cash cost per pound of copper sold

Cash cost per pound of copper sold (“cash cost”) is a non-IFRS measure (see “Non IFRS Financial Performance Measures” above) that management uses as a key performance indicator to assess the performance of the company’s operations.  Hudbay’s calculation takes a by-product costing approach, under which the company designates copper as its primary metal of production and from which the company subtracts the net revenues realized from the sale of other metals mined with copper.  As there is significant variation in calculation methodologies in practice, Hudbay’s cash cost may not be directly comparable with the cash cost of other companies.

Cost to copper concentrate includes all direct mining, milling, and concentrating costs incurred in the production of copper concentrate at Hudbay’s mines and mills in addition to general and administrative expenses directly related to those operations.  Downstream costs include freight, distribution, and treatment charges related to copper concentrate plus copper refining costs.  Net by-product credits include revenue from the sale of zinc, gold, silver, and other by-products less the production costs of zinc and refining costs associated with gold and silver.

Realization of deferred revenue under the precious metals stream agreement with Silver Wheaton is not included in net by-product credits.

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	Three Months Ended		Year Ended
	Dec. 31	Dec. 31	Dec. 31	Dec. 31
	2012	2011	2012	2011
Cash cost per unit sold
$/lb
Mining, milling, concentrating	1.96	1.37	1.58	1.28
On-site administration and general expenses	0.38	0.19	0.29	0.19
Cost to copper concentrate	2.34	1.56	1.87	1.47
Treatment and refining	0.16	0.19	0.16	0.20
Freight and distribution	0.36	0.29	0.29	0.28
Other	—	0.02	0.01	0.02
Downstream costs	0.52	0.50	0.46	0.50
Net by-product credits	(0.81)	(1.52)	(1.26)	(1.52)
Cash cost per pound of copper sold	2.05	0.54	1.07	0.45

Reconciliation to Income Statement
($000s)
Cost of sales - mine operating costs	118,865	134,896	429,155	476,621
Treatment and refining charges	5,529	10,166	22,709	35,408
By-product revenues	(106,586)	(121,307)	(381,683)	(445,247)
Less: change in deferred revenue	29,322	—	29,322	—
	47,130	23,755	99,503	66,782

Less: indirect costs[1]
Share based payment	505	254	1,377	501
Adjustments related to zinc inventory write-downs (reversals)	(2,290)	69	(5,420)	5,420
Demolition and rehabilitation	555	1,550	684	3,329
Subtotal - cash costs	48,360	21,882	102,862	57,532
Copper sales (000s lbs)	23,553	40,425	95,821	126,461
Cash cost per unit sold ($/lb)	2.05	0.54	1.07	0.45

1Indirect costs in cost of sales - mine operating costs

Cash cost for the fourth quarter of 2012 was $2.05/lb, compared to $0.54/lb for the same period in 2011. The increase is due primarily to the commencement of deliveries of gold and silver to Silver Wheaton under the stream agreement as the non-cash portion of these sales is excluded from by-product credits and the total sales price is relatively lower than the fourth quarter of 2011.  The impact of the stream agreement reduced net by-product credits by approximately $1.82/lb during the quarter.

Cost to copper concentrate increased and costs of zinc metal sales decreased (resulting in a corresponding increase in net by-product credits) as a result of an update to Hudbay’s inventory costing process effective October 1, 2012. This change was necessitated by the accounting requirements related to both stream sales of 777 mine gold and silver, and pre-production revenue at the company’s new Lalor and future Reed mines.

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Prior to the fourth quarter of 2012, costs to produce copper and zinc concentrate were allocated based on the refined value of contained metal. Commencing in the current quarter, and going forward, costs to concentrate will be allocated between copper and zinc concentrate based on the value of contained metal net of expected treatment and refining charges. Overhead costs will also be reallocated to better reflect activity levels. As a result of this change, relatively higher costs are assigned to copper concentrate and relatively lower costs are assigned to finished zinc as compared to prior quarters. These changes do not significantly affect overall cash costs.

Cash cost for the full year 2012 was $1.07/lb, compared to $0.45/lb for the full year 2011. Mining, milling and concentrating costs per pound of copper sold were lower in the first three quarters of 2012, compared to the same period in 2011, as a result of lower mine costs at the company’s Chisel North and Trout Lake mines. At Hudbay’s Trout Lake mine, development costs were lower, so the company needed less ground control work and used fewer consumables. At the company’s Chisel North mine, the mining method used to extract ore was lower cost as compared to 2011. Net by-product credits decreased in the fourth quarter due to the stream agreement, increasing the average cash cost for the year.

Website Links

Hudbay:

www.hudbayminerals.com

Management’s Discussion and Analysis:

http://media3.marketwire.com/docs/HUDBQ4MDA2013.pdf

Financial Statements:

http://media3.marketwire.com/docs/HUDBQ4FS2013.pdf

Conference Call and Webcast

Date:	Thursday, February 21, 2013

Time:	10 a.m. ET

Webcast:	www.hudbayminerals.com

Dial in:	416-644-3415 or 877-974-0445

Replay:	416-640-1917 or 877-289-8525

Replay Passcode:	4587283#

The conference call replay will be available until midnight (Eastern Time) on March 7, 2013. An archived audio webcast of the call also will be available on Hudbay’s website.

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Qualified Person

The technical and scientific information in this news release has been approved by Cashel Meagher, P. Geo., Hudbay’s Vice-President, South America Business Unit, a qualified person pursuant to National Instrument 43-101, Standards of Disclosure for Mineral Projects.

Quality Control and Data Verification

The processes that were used to verify the exploration data contained in this press release and the quality assurance and quality control measures that were applied during the execution of the work being reported on are the same as those described in the technical report titled “National Instrument 43-101, Technical Report, Constancia Project, Province of Chumbivilcas, Department of Cusco, Peru” dated effective October 15, 2012, a copy of which is available on SEDAR and EDGAR.

Forward-Looking Information

This news release contains “forward-looking statements” and “forward-looking information” (collectively, “forward-looking information”) within the meaning of applicable Canadian and United States securities legislation. All information contained in this news release, other than statements of current and historical fact, is forward-looking information. Forward-looking information includes information that relates to, among other things, our objectives, strategies, and intentions and future financial and operating performance and prospects. Often, but not always, forward-looking information can be identified by the use of words such as “plans”, “expects”, “budget”, “guidance”, “scheduled”, “estimates”, “forecasts”, “strategy”, “target”, “intends”, “objective”, “goal”, “understands”, “anticipates” and “believes” (and variations of these or similar words) and statements that certain actions, events or results ‘‘may’’, ‘‘could’’, ‘‘would’’, ‘‘should’’, ‘‘might’’ ‘‘occur’’ or ‘‘be achieved’’ or ‘‘will be taken’’ (and variations of these or similar expressions). All of the forward-looking information in this news release is qualified by this cautionary statement.

Forward-looking information includes, but is not limited to, continued production at Hudbay’s 777 and Lalor mines, continued processing at the company’s Flin Flon concentrator, Snow Lake concentrator and Flin Flon zinc plant, Hudbay’s ability to develop its Lalor, Constancia and Reed projects and the anticipated scope of, cost of and development plans for, these projects, anticipated timing of Hudbay’s projects and events that may affect the company’s projects, Hudbay’s expectation that it will receive the remaining US$250 million deposit payment under the precious metals stream transaction with Silver Wheaton Corp., the anticipated effect of external factors on revenue, such as commodity prices, anticipated exploration and development expenditures and activities and the possible success of such activities, estimation of mineral reserves and resources, mine life projections, timing and amount of estimated future production, reclamation costs, economic outlook, government regulation of mining operations, and business and acquisition strategies.

Forward-looking information is not, and cannot be, a guarantee of future results or events. Forward-looking information is based on, among other things, opinions, assumptions, estimates and analyses that, while considered reasonable by the company at the date the forward-looking information is provided, inherently are subject to significant risks, uncertainties, contingencies and other factors that may cause actual results and events to be materially different from those expressed or implied by the forward-looking information. The material factors or assumptions that Hudbay identified and were applied by the company in drawing conclusions or making forecasts or projections set out in the forward looking information include, but are not limited to:

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•                  the success of mining, processing, exploration and development activities;

•                  the accuracy of geological, mining and metallurgical estimates;

•                  the costs of production;

•                  the supply and demand for metals Hudbay produces;

•                  the volatility of commodity prices;

•                  the volatility in foreign exchange rates;

•                  the supply and availability of concentrate for Hudbay’s processing facilities;

•                  the supply and availability of reagents for Hudbay’s concentrators;

•                  the availability of third party processing facilities for Hudbay’s concentrate;

•                  the supply and availability of all forms of energy and fuels at reasonable prices;

•                  the availability of transportation services at reasonable prices;

•                  no significant unanticipated operational or technical difficulties;

•                  the availability of financing for Hudbay’s exploration and development projects and activities;

•                  the ability to complete project targets on time and on budget and other events that may affect Hudbay’s ability to develop its projects;

•                  the timing and receipt of various regulatory and governmental approvals;

•                  the availability of personnel for Hudbay’s exploration, development and operational projects and ongoing employee relations;

•                  maintaining good relations with the communities in which Hudbay operates, including the communities surrounding the company’s Constancia project and First Nations communities surrounding the company’s Lalor and Reed projects;

•                  no significant unanticipated challenges with stakeholders at Hudbay’s various projects;

•                  no significant unanticipated events relating to regulatory, environmental, health and safety matters;

•                  no contests over title to Hudbay’s properties, including as a result of rights or claimed rights of aboriginal peoples;

•                  the timing and possible outcome of pending litigation and no significant unanticipated litigation;

•                  certain tax matters, including, but not limited to current tax laws and regulations; and

•                  no significant and continuing adverse changes in general economic conditions or conditions in the financial markets.

The risks, uncertainties, contingencies and other factors that may cause actual results to differ materially from those expressed or implied by the forward-looking information may include, but are not limited to, risks generally associated with the mining industry, such as economic factors (including future commodity prices, currency fluctuations and energy prices), uncertainties related to the development and operation of the company’s projects, depletion of its reserves, risks related to political or social unrest or change and those in respect of aboriginal and community relations and title claims, operational risks and hazards, including unanticipated environmental, industrial and geological events and developments and the inability to insure against all risks, failure of plant, equipment, processes, transportation and other infrastructure to operate as anticipated, compliance with government and environmental regulations, including permitting requirements and anti-bribery legislation, dependence on key personnel and employee relations, volatile financial markets that may affect our ability to obtain financing on acceptable terms, uncertainties related to the geology, continuity, grade and estimates of mineral reserves and resources and the potential for variations in grade and recovery rates, uncertain costs of reclamation activities, Hudbay’s ability to comply with the company’s pension and other post-retirement obligations, Hudbay’s ability to abide by the covenants in the company’s debt instruments, as well as the risks discussed under the heading “Risk Factors” in Hudbay’s most recent Annual Information Form and Form 40-F and MD&A dated February 20, 2013.

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Should one or more risk, uncertainty, contingency or other factor materialize or should any factor or assumption prove incorrect, actual results could vary materially from those expressed or implied in the forward-looking information. Accordingly, you should not place undue reliance on forward-looking information. Hudbay does not assume any obligation to update or revise any forward-looking information after the date of this news release or to explain any material difference between subsequent actual events and any forward-looking information, except as required by applicable law.

Note to United States Investors

Information concerning Hudbay’s mineral properties has been prepared in accordance with the requirements of Canadian securities laws, which differ in material respects from the requirements of SEC Industry Guide 7.

Under Securities and Exchange Commission (the “SEC”) Industry Guide 7, mineralization may not be classified as a “reserve” unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time of the reserve determination, and the SEC does not recognize the reporting of mineral deposits which do not meet the United States Industry Guide 7 definition of “Reserve”.

In accordance with National Instrument 43-101 - Standards of Disclosure for Mineral Projects (“NI 43-101”) of the Canadian Securities Administrators, the terms “mineral reserve”, “proven mineral reserve”, “probable mineral reserve”, “mineral resource”, “measured mineral resource”, “indicated mineral resource” and “inferred mineral resource” are defined in the Canadian Institute of Mining, Metallurgy and Petroleum (the “CIM”) Definition Standards for Mineral Resources and Mineral Reserves adopted by the CIM Council on December 11, 2005.

While the terms “mineral resource”, “measured mineral resource”, “indicated mineral resource” and “inferred mineral resource” are recognized and required by NI 43-101, the SEC does not recognize them. You are cautioned that, except for that portion of mineral resources classified as mineral reserves, mineral resources do not have demonstrated economic value. Inferred mineral resources have a high degree of uncertainty as to their existence and as to whether they can be economically or legally mined.

It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category. Therefore, you are cautioned not to assume that all or any part of an inferred mineral resource exists, that it can be economically or legally mined, or that it will ever be upgraded to a higher category. Likewise, you are cautioned not to assume that all or any part of measured or indicated mineral resources will ever be upgraded into mineral reserves. You are urged to consider closely the disclosure on the technical terms in Schedule A “Glossary of Mining Terms” of Hudbay’s annual information form for the fiscal year ended December 31, 2011, available on SEDAR at www.sedar.com and incorporated by reference as Exhibit 99.1 in Hudbay’s Form 40-F filed on April 2, 2012 (File No. 001-34244).

About Hudbay

Hudbay (TSX, NYSE: HBM) is a Canadian integrated mining company with assets in North and South America principally focused on the discovery, production and marketing of base and precious metals. Hudbay’s objective is to maximize shareholder value through efficient operations, organic growth and accretive acquisitions, while maintaining its financial strength. A member of the S&P/TSX Composite Index and the S&P/TSX Global Mining Index, Hudbay is committed to high standards of corporate governance and sustainability. Further information about Hudbay can be found on www.hudbayminerals.com.

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For further information, please contact:

John Vincic

Vice President, Investor Relations and Corporate Communications

(416) 362-0615

john.vincic@hudbayminerals.com